

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 31, 2017

Via E-mail
Richard P. Sandulli
c/o Metaurus Advisors LLC
589 Fifth Avenue
Suite 808
New York, NY 10017

> **Re:** **Metaurus Equity Component Trust**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 16, 2017**
> **CIK No. 0001688487**

Dear Mr. Sandulli:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your disclosure on page 7 that the Dividend Fund's shares may trade at market prices lower than the value of the Solactive Dividend Index and that this could affect an investor's returns. Given that the market price generally should approximate NAV, the market price should be expected to be lower than the level of the Solactive Dividend Index in a similar manner and for similar reasons as NAV. Please revise your disclosure to clarify that due to the monthly dividend payouts, the market price is expected to be lower than the Solactive Dividend Index during the periods between the Fund's initial cash distribution during any year and the expiry of the current S&P 500 Dividend Futures Contract at year end. Please also revise your disclosure to clarify how an investor will be

Richard P. Sandulli
Metaurus Equity Component Trust
October 31, 2017
Page 2

able to evaluate potential returns during the periods in which the Fund's NAV and market price are lower than the Solactive Dividend Index.

Prospectus Cover Page

2.   We note your response to comment 1. Please revise your prospectus cover page to clarify that the NAV and market price of the Dividend Fund are expected to be lower than the level of the Solactive Dividend Index during the periods between the Fund's initial cash distribution during any year and the expiry of the current S&P 500 Dividend Futures Contract at year end. Additionally, it appears that this divergence will increase as a proportion of NAV every year as the current S&P 500 Dividend Futures Contract will represent a larger percentage of the Solactive Dividend Index over time. Please revise your prospectus cover page to disclose that the divergence between the NAV of the Dividend Fund and the level of the Solactive Dividend Index will increase each year, or explain to us why the divergence will not increase.

Risk Factors, page 12

3.   We note your response to comment 3. Please add risk factor disclosure addressing any material risks arising from fluctuations in interest rates, or advise us why such disclosure is not material to investors.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: P. Georgia Bullitt, Esq.
Willkie Farr & Gallagher LLP